Logistic Properties of the Americas Achieves Full Occupancy of Building 100 at Parque Logístico Callao

SAN JOSE, Costa Rica – January 16, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), announced the execution of a USD-denominated lease with a leading third-party logistics provider and a subsidiary of Grupo Intercorp at their Parque Logístico Callao facility (PLC) in Lima, Peru. This five-year lease for 63,103 square feet replaces a prior lease and brings Building 100 to full occupancy, thereby reinforcing PLC’s status as Lima’s premier logistics hub.

With the new lease, PLC’s 421,321 square feet of existing Gross Leasable Area (GLA) currently operating and under construction is now 100% leased, underscoring the current growing demand for first rate logistics facilities in the Callao submarket of Lima. Our new tenant will use the space to enhance last-mile distribution services for major Peruvian retailers, reflecting PLC’s strategic position in the country’s supply chain network.

“We’re starting 2025 with strong momentum, setting a positive tone for the year ahead. The robust growth in the consumption-driven economies of our foundational markets continues to drive opportunities for sustained success,” said Esteban Saldarriaga, CEO of LPA. “Achieving 100% capacity of Building 100 highlights the strong long-term earnings potential of LPA’s fully dollarized platform in Peru and the strategic location of its facilities.

Alvaro Chinchayán, LPA’s Country Manager in Peru, added: "This lease evidences a robust sustained demand for institutionally owned and managed superior logistics facilities in Peru, as well as LPA’s ability to attract select tenants to our strategically located, world-class properties. We therefore continue to effectively address the increasing demand for premium logistics solutions in underserved markets, furthering operational excellence, while enabling regional economic growth."

Upon its completion, PLC will feature four state-of-the-art Class A buildings totaling 1,044,432 square feet of GLA. Located adjacent to Jorge Chávez International Airport and reaching Lima’s population of more than 11 million, PLC is designed to meet EDGE certification standards, with select buildings also targeting LEED Gold certification. These sustainability features, coupled with cutting-edge infrastructure, make PLC the ideal choice for a diverse range of logistics operations.

Beyond enhancing local infrastructure, PLC is expected to create up to 300 jobs during the remainder of its construction and an additional 1,000 jobs once fully operational, providing a significant boost to Lima’s economy and benefiting its local communities.

About Logistic Properties of the Americas (NYSE American: LPA)
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in high-growth and high-barrier-to-entry markets in the Americas. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of June 30, 2024, LPA consisted of an operating and development portfolio of thirty-one logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com

Investor Relations Contacts

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
camilo@lpamericas.com

Barbara Cano/Ivan Peill
InspIR
Group barbara@inspirgroup.com / ivan@inspirgroup.com